UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:      May 14, 2014

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated financial results for the fiscal year ended March 31, 2014 <Under Japanese GAAP>

Head office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock exchange listings:    Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President:    Koichi Miyata

Date of ordinary general meeting of shareholders:    June 27, 2014    Date of payment of year-end dividends:    June 27, 2014

Annual securities report (Yukashoken hokokusho) issuing date:    June 27, 2014

Investors meeting presentation for financial results:    Scheduled

(Note) Amounts less than one million yen have been omitted.

1. Consolidated financial results (for the fiscal year ended March 31, 2014)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Net income
Fiscal year ended March 31, 2014	¥ 4,641,880	7.3%	¥ 1,432,332	33.4%	¥ 835,357	5.2%
Fiscal year ended March 31, 2013	4,326,424	9.7	1,073,745	14.8	794,059	53.1

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2014: ¥ 1,303,295 million [(10.6)%]
		(b) for the fiscal year ended March 31, 2013: ¥ 1,458,107 million [119.2%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the previous fiscal year.

	Net income per share	Net income per share (diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2014	¥611.45	¥611.14	12.3%	0.9%	30.9%
Fiscal year ended March 31, 2013	586.49	585.94	13.7	0.7	24.8

Note:	Equity in earnings of affiliates:
(a) for the fiscal year ended March 31, 2014: ¥ 10,241 million (b) for the fiscal year ended March 31, 2013: ¥ 5,309 million

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2014	¥161,534,387	¥9,005,019	4.5%	¥5,323.87
As of March 31, 2013	148,696,800	8,443,218	4.3	4,686.69

Notes:	1.	Stockholders’ equity:
		(a)as of March 31, 2014: ¥ 7,279,186 million (b) as of March 31, 2013: ¥ 6,345,197 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2014	¥8,303,752	¥14,520,523	¥(1,038,814)	¥26,993,164
Fiscal year ended March 31, 2013	91,455	1,253,136	(742,948)	5,202,119

2. Dividends on common stock	(Millions of yen, except per share data and percentages)

	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2013	¥–	¥50	¥–	¥70	¥120	¥169,227	21.3%	2.9%
ended March 31, 2014	–	55	–	65	120	169,213	20.3	2.5
ending March 31, 2015 (forecast)	–	60	–	60	120		24.9

Notes:	1.	Details of dividends for the 4th quarter of the fiscal year ended March 31, 2013:
		(a) Ordinary dividends: ¥ 60 (b) Commemorative dividends: ¥ 10
	2.	Dividend payout ratio = (Total dividends on common stock / Net income) X 100
	3.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2} X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2015)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Fiscal year ending March 31, 2015	¥1,110,000	(22.5)%	¥680,000	(18.6)%	¥497.34

Note: Net income per share = Net income / Number of common stock issued (excluding treasury stock)

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a)	Changes in accounting policies due to application of new or revised accounting standards	:	Yes
(b)	Changes in accounting policies due to reasons other than above (a)	:	No
(c)	Changes in accounting estimates	:	No
(d)	Restatements	:	No

Note: The details are reported in “Changes in accounting policies” (page 20).

(3) Number of common stock issued

	As of March 31, 2014	As of March 31, 2013
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,781,669 shares	60,179,376 shares

	Fiscal year ended March 31, 2014	Fiscal year ended March 31, 2013
(c) Average number of shares issued in the year	1,366,186,019 shares	1,353,925,858 shares

Note: Number of shares used in calculating “Net income per share” (on a consolidated basis) is reported on page 32.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2014)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2014	¥220,309	22.7%	¥195,052	25.7%	¥189,021	27.7%	¥189,018	27.7%
ended March 31, 2013	179,560	(1.0)	155,219	(0.8)	147,985	(1.3)	147,981	(1.3)

	Net income per share		Net income per share (diluted)
Fiscal year ended March 31, 2014	¥134.04		¥133.98
ended March 31, 2013	104.93		104.89

Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2014	¥ 6,279,799	¥ 4,653,766	74.1%	¥ 3,299.16
As of March 31, 2013	6,266,864	4,641,005	74.0	3,290.23

Note: Stockholders’ equity

(a) as of March 31, 2014:    ¥ 4,652,131 million (b) as of March 31, 2013:    ¥ 4,639,865 million

[Note on audit procedures]

This report is out of the scope of the audit procedures which is required by “Financial Instruments and Exchange Act.” Therefore, the audit procedures of consolidated financial statements and financial statements have not been completed as of the disclosure of this earnings report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2014 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2014 (fiscal 2013)

(1)	Operating results

Our basic policy for fiscal 2013, the last year of the medium-term management plan for the three fiscal years from 2011 to 2013, were as follows: “Proactively contribute to the revitalization of Japanese economy, and as a result achieve the growth of SMFG” and “Create new business models and challenge for ‘innovation’ in order to make the next leap forward.” We continued to proactively support the revitalization of Japanese economy through financing, and proceeded with establishment of new business models to accommodate changes in the financial needs of our clients and business environment in order to achieve medium- to long-term growth.

In fiscal 2013, Sumitomo Mitsui Banking Corporation (“SMBC”) increased gains on reversal of reserve for possible losses mainly due to individualized efforts to assist certain borrowers to improve their business and financial conditions. In addition, SMBC Nikko Securities Inc. increased equity commissions due to improved market conditions. As a result, ordinary income of SMFG increased ¥315.5 billion year-on-year to ¥4,641.9 billion.

Ordinary expenses decreased ¥43.1 billion year-on-year to ¥3,209.5 billion. While SMBC Nikko Securities Inc. made expenditures aimed at enhancing top-line growth, SMBC decreased losses on devaluation of stocks and write-off of loans.

As a result, ordinary profit of SMFG increased ¥358.6 billion year-on-year to ¥1,432.3 billion and net income increased ¥41.3 billion year-on-year to ¥835.4 billion.

(2)	Earnings forecast for the fiscal year ending March 31, 2015 (fiscal 2014)

In fiscal 2014, we aim to achieve our management goals* under a new medium-term management plan for the three years from fiscal 2014 to 2016, such as developing and evolving business models for main domestic and international businesses, and building a platform for realizing Asia-centric operations.

As for earnings forecast on a consolidated basis, ordinary income and net income are expected to amount to ¥1,110 billion and ¥680 billion, respectively.

* Our management goals under a new medium-term management plan are described in section “3. Medium- to long-term management strategy” of chapter “III. Management policy.”

2. Consolidated financial position as of March 31, 2014

(1)	Assets and liabilities

Deposits were ¥94,331.9 billion, a year-on-year increase of ¥5,250.1 billion and negotiable certificates of deposit were ¥13,713.5 billion, an increase of ¥1,957.9 billion year over year.

Loans and bills discounted increased ¥2,595.6 billion to ¥68,227.7 billion year-on-year, as an increase in lending in Asia and the U. S.

Total assets were ¥161,534.4 billion, a year-on-year increase of ¥12,837.6 billion.

(2)	Net assets

Net assets were ¥9,005.0 billion, a year-on-year increase of ¥561.8 billion. Stockholders’ equity within net assets was ¥6,401.2 billion, a year-on-year increase of ¥720.6 billion due mainly to the contribution of net income and the payment of cash dividends.

(3)	Cash flows

SMFG generated ¥8,303.8 billion in cash flows from operating activities, a year-on-year increase of ¥8,212.3 billion, and ¥14,520.5 billion in cash flows from investing activities, a year-on-year increase of ¥13,267.4 billion, and used ¥1,038.8 billion in cash flows from financing activities, a year-on-year increase of ¥295.9 billion.

Consequently, cash and cash equivalents amounted to ¥26,993.2 billion, an increase of ¥21,791.0 billion.

(4)	Capital ratio (BIS guidelines, preliminary)

Total capital ratio was 15.51% on a consolidated basis, Tier 1 ratio was 12.19% on a consolidated basis, and Common equity Tier 1 ratio was 10.63% on a consolidated basis.

Sumitomo Mitsui Financial Group, Inc.

3. Dividend policy and dividends for fiscal 2013 and 2014

SMFG had a basic policy of steadily increasing returns to shareholders through the sustainable growth of its enterprise value, while enhancing its capital to maintain financial soundness in light of the public nature of its business as a bank holding company, and aimed to realize a payout ratio of over 20% on a consolidated net income basis.

In line with this policy, SMFG has decided to pay the following dividends on common stock in view of the fiscal 2013 operating results.

Common stock:

Year-end dividends	¥ 65 per share

Annual (including interim dividend)	¥120	(the same as fiscal 2012, while ordinary dividend increased ¥10 per share year-on-year)

SMFG intends to pay the following dividends for fiscal 2014 based on the fiscal 2014 earnings forecast, level of dividend payout ratio and policy of maintaining stable dividend payment.

Common stock	¥ 120 per share	(the same as fiscal 2013)

[interim dividends]	[¥60]

SMFG aims to increase the dividend per share in a stable manner by implementing measures for the sustainable growth of shareholder value. To this end, we aim to achieve higher profitability and growth through growth investments with the focus on efficiency of our capital, while enhancing retained earnings to maintain financial soundness.

4. Risk factors

Principal risk factors that could materially affect SMFG’s operating results and financial position are as follows. SMFG takes necessary measures to prevent/mitigate the risk of such events from occurring, and responds quickly and appropriately when such events do occur.

—	Risk of economic and financial environment deteriorating
—	Risk of SMFG’s strategy failing
—	Risk of joint venture, alliance, investment, merger and acquisition failing
—	Risk of overseas expansion failing
—	Risk of non-performing loans and credit costs increasing
—	Risks associated with equity portfolio
—	Risks associated with trading business and investment activities
—	Risks associated with foreign exchange trading
—	Risk of capital ratio declining
—	Risks resulting from natural disasters
—	Risks associated with transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism
—	Risks related to changes in laws, regulations, regimes, and other regulatory matters

      Note: The above risk factors are as of May 14, 2014

Sumitomo Mitsui Financial Group, Inc.

II. Overview of SMFG group

SMFG group primarily conducts commercial banking through the following financial services: leasing, securities, consumer finance, system development and data processing. SMFG has 324 consolidated subsidiaries and 46 companies accounted for by the equity method.

* Consolidated subsidiary        ** Equity method affiliate

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Banking Corporation (“SMBC”)
		*	THE MINATO BANK, LTD.
(Listed on the First Section of Tokyo Stock Exchange)
		*	Kansai Urban Banking Corporation
(Listed on the First Section of Tokyo Stock Exchange)
		*	The Japan Net Bank, Limited (Internet banking)
		*	SMBC Trust Bank Ltd. (Trust banking)
	Commercial	*	SMBC Guarantee Co., Ltd. (Credit guarantee)
	banking	Overseas
		*	Sumitomo Mitsui Banking Corporation Europe Limited
		*	Sumitomo Mitsui Banking Corporation (China) Limited
		*	Manufacturers Bank
		*	Sumitomo Mitsui Banking Corporation of Canada
		*	Banco Sumitomo Mitsui Brasileiro S.A.
		*	ZAO Sumitomo Mitsui Rus Bank
		*	PT Bank Sumitomo Mitsui Indonesia
		*	Sumitomo Mitsui Banking Corporation Malaysia Berhad
		**	PT Bank Tabungan Pensiunan Nasional Tbk
		**	Vietnam Export Import Commercial Joint Stock Bank

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Finance and Leasing Company, Limited
	Leasing	**	Sumitomo Mitsui Auto Service Company, Limited
Overseas
		*	SMBC Leasing and Finance, Inc.
		*	SMBC Aviation Capital Limited

Principal subsidiaries
Sumitomo Mitsui Financial Group, Inc.		Domestic
		*	SMBC Nikko Securities Inc.
		*	SMBC Friend Securities Co., Ltd.
	Securities	Overseas
		*	SMBC Nikko Securities America, Inc.
		*	SMBC Nikko Capital Markets Limited

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Card Company, Limited (Credit card)
	Consumer	*	Cedyna Financial Corporation (Credit card and consumer credit)
	finance	*	SMBC Consumer Finance Co., Ltd. (Consumer lending)
		*	SAKURA CARD CO., LTD. (Credit card)
		*	SMM Auto Finance, Inc. (Automobile sales financing)
		*	SMBC Finance Service Co., Ltd. (Collecting agent and factoring)
		**	POCKET CARD CO., LTD. (Credit card) (Listed on the First Section of Tokyo Stock Exchange)

Principal subsidiaries and affiliated companies
Domestic
		*	The Japan Research Institute, Limited
(System development, data processing, management consulting and economic research)
		*	SAKURA KCS Corporation (System engineering and data processing)
(Listed on the Second Section of Tokyo Stock Exchange)
		*	Financial Link Co., Ltd. (Data processing service and consulting)
		*	SMBC Venture Capital Co., Ltd. (Venture capital)
		*	SMBC Consulting Co., Ltd. (Management consulting and information services)
		*	Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)
	Other	**	JSOL Corporation (System development and data processing)
	business	**	Sakura Information Systems Co., Ltd. (System engineering and data processing)
		**	Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
		**	Sumitomo Mitsui Asset Management Company, Limited
(Investment advisory and investment trust management)
Overseas
		*	SMBC Capital Markets, Inc. (Derivatives)

Note:	The Japan Net Bank, Limited became an affiliate accounted for by the equity method on April 30, 2014 due to a decrease in the ratio of voting rights.

Sumitomo Mitsui Financial Group, Inc.

III. Management policy

1.	Our basic policy

We aim to be a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region. Our mission is as follows:

•	We grow and prosper together with our customers, by providing services of greater value to them.
•	We aim to maximize our shareholders’ value through the continuous growth of our business.
•	We create a work environment that encourages and rewards diligent and highly-motivated employees.

2.	Targeted management indices

The SMFG group has launched a medium-term management plan for the three years from fiscal 2014 to 2016. We have five financial targets for fiscal 2016 as shown below. We will focus on the growth of our top-line profit, while securing the four profitability and soundness target ratios at the current level which are already quite high. To this end, we will invest our resources and take risks in areas necessary for our growth.

Financial targets for FY2016 (SMFG consolidated basis)

Growth	Growth rate of Consolidated gross profit	Around +15% *[1]
Profitability	Consolidated ROE	Around 10%
	Consolidated net income RORA	Around 1%
	Consolidated overhead ratio	In the mid 50%
Financial soundness	Common Equity Tier 1 Capital Ratio *[2]	Around 10%

*1	FY2016 targeted consolidated gross profit in comparison with FY2013 figure.
*2	Basel III fully-loaded basis (based on the definition as of March 31, 2019)

3.	Medium- to long-term management strategy

Our vision for the next decade is as follows in view of the changing business environment.

•	We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.

Specifically, we aim to achieve the following three points during the next decade.

•	We will become a truly Asia-centric institution.
•	We will develop the best-in-class earnings base in Japan.
•	We will realize true globalization and continue to evolve our business model.

We also set the following four management goals of the three-year medium-term management plan as the first step toward realizing our vision.

•	Develop and evolve client-centric business models for main domestic and international businesses
•	Build a platform for realizing Asia-centric operations and capture growth opportunities
•	Realize sustainable growth of top-line profit while maintaining soundness and profitability
•	Upgrade corporate infrastructure to support next stage of growth

Sumitomo Mitsui Financial Group, Inc.

4.	Issues to be addressed

We will implement the following initiatives to achieve the management goals of our medium-term management plan.

Firstly, we will develop and evolve client-centric business models for main domestic and international businesses. We will create new business models that are even-more client-centric and implement strategies with speed in order to create a stronger franchise both domestically and internationally and enhance our capability to address our clients’ needs that are becoming more diverse and sophisticated.

For our large corporate clients, whose activities are becoming more global and cross-border, we are creating a unique business model to meet their needs, thereby enhancing our business base. Specifically, we are strengthening the collaboration between SMBC and SMBC Nikko Securities Inc. and accelerating the integration of the business activities of domestic and international offices for a more seamless operation. Further, we aim to offer higher quality services to a wider range of clients by leveraging our extensive knowledge of domestic and overseas industries.

For medium and small-sized corporate clients, we aim to fully meet the financial needs of each individual company. Further, under the newly launched marketing structure, we will comprehensively address the needs of business owners, both as a corporate manager and as an individual, through one-stop-services. At the same time, we will proactively contribute to the revitalization of the Japanese economy by nurturing and supporting growth industries and companies.

For individual clients, whose needs are changing due to the accelerated shift from savings to investment and changing lifestyles, we aim to meet their needs through a group-wide effort. Specifically, we will expand the bank-securities integration model between SMBC and SMBC Nikko Securities Inc., leveraging their respective strengths of a broad client base and a high advisory capability. Further, we will strengthen our unique private banking business model combining the capabilities of our group companies. In the consumer finance and credit card businesses, we aim to achieve the top share in the domestic market by managing the business on a group basis.

For globally operating non-Japanese corporate clients, we will enhance our capability to address their needs by expanding our global network, while enhancing our product line-up and promoting cross-selling. Further, we will create a new business model to meet the needs of institutional investors by establishing a group-wide framework, centered on SMBC and SMBC Nikko Securities Inc., and enhancing our ability to originate and distribute financial products.

To meet such needs of our clients, we will utilize information and communication technology (ICT) and building on our transaction banking business; both are necessary underpinnings for creating new businesses. We will offer new leading-edge services through various measures, including alliances with leading ICT players.

Secondly, we will build a platform for realizing Asia-centric operations and capture growth opportunities. We will steadily create a business platform in Asia, with the enhancement of our Asia business as the principal strategy for the whole group, and prioritize the allocation of resources, including human resources and infrastructure, to Asia. Specifically, we will increase our group’s presence in Asia through the development and expansion of our existing businesses and the acceleration of our “multi-franchise strategy.” The aim of our multi-franchise strategy is to firmly establish ourselves as a full-line commercial bank in countries with high growth potential.

Thirdly, we aim to realize sustainable growth of top-line profit while maintaining soundness and profitability. Underpinned by the stable financial base built during the previous years, we will focus more on growth in the coming years. We will aim for the sustainable growth of our consolidated gross profit by developing and evolving our business models and allocating resources in growth fields.

Fourthly, we will upgrade corporate infrastructure to support next stage of growth. Our business is expanding globally, and we will strengthen our management platform to support our business growth. Specifically, we will promote diversity as we believe diversity is a source of competitiveness. We are also upgrading our risk management system. Regarding compliance, we will further upgrade our system for complying with domestic and international laws and regulations.

Through these initiatives, we aim to achieve steady results, and further increase the value for our clients and shareholders, financial markets, and society.

Sumitomo Mitsui Financial Group, Inc.

  IV. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2013	2014
Assets:
Cash and due from banks	¥ 10,799,291	¥ 32,991,113
Call loans and bills bought	1,353,746	1,248,235
Receivables under resale agreements	273,217	522,860
Receivables under securities borrowing transactions	3,494,398	3,780,260
Monetary claims bought	1,540,516	3,552,658
Trading assets	7,765,554	6,957,419
Money held in trust	22,789	23,120
Securities	41,306,731	27,152,781
Loans and bills discounted	65,632,091	68,227,688
Foreign exchanges	2,226,427	1,790,406
Lease receivables and investment assets	1,684,800	1,827,251
Other assets	4,367,634	4,181,512
Tangible fixed assets	1,983,772	2,346,788
Assets for rent	1,102,755	1,436,703
Buildings	298,620	302,220
Land	455,420	445,043
Lease assets	9,065	8,529
Construction in progress	20,123	55,920
Other tangible fixed assets	97,786	98,369
Intangible fixed assets	790,860	819,895
Software	296,770	328,251
Goodwill	385,625	377,145
Lease assets	104	80
Other intangible fixed assets	108,359	114,418
Net defined benefit asset	—	119,932
Deferred tax assets	374,258	173,180
Customers’ liabilities for acceptances and guarantees	6,009,575	6,566,818
Reserve for possible loan losses	(928,866)	(747,536)

Total assets	¥ 148,696,800	¥ 161,534,387

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2013	2014
Liabilities:
Deposits	¥89,081,811	¥94,331,925
Negotiable certificates of deposit	11,755,654	13,713,539
Call money and bills sold	2,954,051	4,112,428
Payables under repurchase agreements	2,076,791	1,710,101
Payables under securities lending transactions	4,433,835	5,330,974
Commercial paper	1,499,499	2,374,051
Trading liabilities	6,119,631	4,779,969
Borrowed money	4,979,460	7,020,841
Foreign exchanges	337,901	451,658
Short-term bonds	1,126,300	1,145,200
Bonds	4,750,806	5,090,894
Due to trust account	643,350	699,329
Other liabilities	3,989,794	4,712,069
Reserve for employee bonuses	59,855	69,419
Reserve for executive bonuses	4,037	4,921
Reserve for employee retirement benefits	44,579	—
Net defined benefit liability	—	45,385
Reserve for executive retirement benefits	2,420	2,004
Reserve for point service program	19,319	20,355
Reserve for reimbursement of deposits	11,195	14,858
Reserve for losses on interest repayment	245,423	190,182
Reserves under the special laws	481	771
Deferred tax liabilities	68,120	103,390
Deferred tax liabilities for land revaluation	39,683	38,276
Acceptances and guarantees	6,009,575	6,566,818

Total liabilities	140,253,582	152,529,368

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,630	758,349
Retained earnings	2,811,474	3,480,085
Treasury stock	(227,373)	(175,115)

Total stockholders’ equity	5,680,627	6,401,215

Net unrealized gains on other securities	755,753	949,508
Net deferred losses on hedges	(32,863)	(60,946)
Land revaluation excess	39,129	35,749
Foreign currency translation adjustments	(97,448)	27,239
Remeasurements of defined benefit plans	—	(73,579)

Total accumulated other comprehensive income	664,570	877,971

Stock acquisition rights	1,260	1,791
Minority interests	2,096,760	1,724,041

Total net assets	8,443,218	9,005,019

Total liabilities and net assets	¥148,696,800	¥161,534,387

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2013	2014
Ordinary income	¥4,326,424	¥4,641,880
Interest income	1,707,513	1,805,015
Interest on loans and discounts	1,278,372	1,249,216
Interest and dividends on securities	251,675	343,905
Interest on call loans and bills bought	14,557	18,351
Interest on receivables under resale agreements	6,240	7,749
Interest on receivables under securities borrowing transactions	6,565	7,293
Interest on deposits with banks	33,191	38,162
Interest on lease transactions	64,425	60,545
Other interest income	52,483	79,790
Trust fees	1,871	2,472
Fees and commissions	1,040,126	1,112,429
Trading income	206,741	211,881
Other operating income	1,283,776	1,203,500
Lease-related income	116,208	149,916
Installment-related income	669,752	648,130
Other	497,815	405,453
Other income	86,395	306,579
Gains on reversal of reserve for possible loan losses	—	136,212
Recoveries of written-off claims	10,436	9,657
Other	75,959	160,709
Ordinary expenses	3,252,678	3,209,548
Interest expenses	314,876	320,846
Interest on deposits	96,175	105,111
Interest on negotiable certificates of deposit	41,627	39,035
Interest on call money and bills sold	4,547	3,503
Interest on payables under repurchase agreements	6,301	4,106
Interest on payables under securities lending transactions	6,284	3,494
Interest on commercial paper	5,703	6,606
Interest on borrowed money	46,280	34,804
Interest on short-term bonds	1,356	1,240
Interest on bonds	86,399	91,182
Other interest expenses	20,200	31,761
Fees and commissions payments	131,957	127,840
Trading losses	40,124	—
Other operating expenses	960,179	988,380
Lease-related expenses	59,867	68,747
Installment-related expenses	631,311	608,349
Other	269,000	311,283
General and administrative expenses	1,496,294	1,569,945
Other expenses	309,246	202,536
Provision for reserve for possible loan losses	36,475	—
Other	272,771	202,536

Ordinary profit	1,073,745	1,432,332

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2013	2014
Extraordinary gains	¥ 384	¥ 5,228
Gains on disposal of fixed assets	240	2,632
Gains on negative goodwill	3	1,031
Other extraordinary gains	140	1,564
Extraordinary losses	10,096	14,866
Losses on disposal of fixed assets	5,721	11,227
Losses on impairment of fixed assets	4,314	3,348
Provision for reserve for eventual future operating losses from financial instruments transactions	60	289

Income before income taxes and minority interests	1,064,033	1,422,694

Income taxes-current	279,898	290,186
Income taxes-deferred	(133,930)	168,618

Income taxes	145,968	458,805

Income before minority interests	918,065	963,889

Minority interests in net income	124,006	128,532

Net income	¥ 794,059	¥ 835,357

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2013	2014
Income before minority interests	¥ 918,065	¥ 963,889
Other comprehensive income	540,041	339,405
Net unrealized gains on other securities	445,678	201,566
Net deferred losses on hedges	(1,076)	(27,473)
Land revaluation excess	—	18
Foreign currency translation adjustments	99,626	170,062
Share of other comprehensive income of affiliates	(4,187)	(4,768)

Total comprehensive income	1,458,107	1,303,295

Comprehensive income attributable to shareholders of the parent	1,262,572	1,125,735
Comprehensive income attributable to minority interests	195,534	177,559

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2013	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥759,800	¥2,152,654	¥(236,037)	¥5,014,313
Changes in the fiscal year
Cash dividends			(135,252)		(135,252)
Net income			794,059		794,059
Purchase of treasury stock				(263)	(263)
Disposal of treasury stock		(1,170)		8,927	7,756
Increase due to increase in subsidiaries			10		10
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(9)		(9)
Decrease due to decrease in subsidiaries			(16)		(16)
Reversal of land revaluation excess			29		29
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(1,170)	658,820	8,663	666,313

Balance at the end of the fiscal year	¥2,337,895	¥758,630	¥2,811,474	¥(227,373)	¥5,680,627

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2013	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Total
Balance at the beginning of the fiscal year	¥330,433	¥(32,122)	¥39,158	¥(141,382)	¥196,087
Changes in the fiscal year
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	425,320	(741)	(29)	43,933	468,483

Net changes in the fiscal year	425,320	(741)	(29)	43,933	468,483

Balance at the end of the fiscal year	¥755,753	¥(32,863)	¥39,129	¥(97,448)	¥664,570

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
Year ended March 31, 2013	Stock acquisition rights	Minority interests	Total net assets
Balance at the beginning of the fiscal year	¥692	¥2,043,883	¥7,254,976
Changes in the fiscal year
Cash dividends			(135,252)
Net income			794,059
Purchase of treasury stock			(263)
Disposal of treasury stock			7,756
Increase due to increase in subsidiaries			10
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(9)
Decrease due to decrease in subsidiaries			(16)
Reversal of land revaluation excess			29
Net changes in items other than stockholders’ equity in the fiscal year	567	52,877	521,928

Net changes in the fiscal year	567	52,877	1,188,242

Balance at the end of the fiscal year	¥1,260	¥2,096,760	¥8,443,218

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2014	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥758,630	¥2,811,474	¥(227,373)	¥5,680,627
Adjustment due to changes in accounting policies as a result of revisions to accounting standards			(168)		(168)
Changes in the fiscal year
Cash dividends			(169,973)		(169,973)
Net income			835,357		835,357
Purchase of treasury stock				(500)	(500)
Disposal of treasury stock		(281)		52,759	52,477
Increase due to increase in subsidiaries			6		6
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(5)		(5)
Decrease due to decrease in subsidiaries			(7)		(7)
Reversal of land revaluation excess			3,398		3,398
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(281)	668,779	52,258	720,755

Balance at the end of the fiscal year	¥2,337,895	¥758,349	¥3,480,085	¥(175,115)	¥6,401,215

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2014	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥755,753	¥(32,863)	¥39,129	¥(97,448)	¥ —	¥664,570
Adjustment due to changes in accounting policies as a result of revisions to accounting standards
Changes in the fiscal year
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	193,754	(28,082)	(3,380)	124,687	(73,579)	213,400

Net changes in the fiscal year	193,754	(28,082)	(3,380)	124,687	(73,579)	213,400

Balance at the end of the fiscal year	¥949,508	¥(60,946)	¥35,749	¥27,239	¥(73,579)	¥877,971

	Millions of yen
Year ended March 31, 2014	Stock acquisition rights	Minority interests	Total net assets
Balance at the beginning of the fiscal year	¥1,260	¥2,096,760	¥8,443,218
Adjustment due to changes in accounting policies as a result of revisions to accounting standards		802	634
Changes in the fiscal year
Cash dividends			(169,973)
Net income			835,357
Purchase of treasury stock			(500)
Disposal of treasury stock			52,477
Increase due to increase in subsidiaries			6
Increase due to decrease in subsidiaries			4
Decrease due to increase in subsidiaries			(5)
Decrease due to decrease in subsidiaries			(7)
Reversal of land revaluation excess			3,398
Net changes in items other than stockholders’ equity in the fiscal year	531	(373,521)	(159,589)

Net changes in the fiscal year	531	(373,521)	561,166

Balance at the end of the fiscal year	¥1,791	¥1,724,041	¥9,005,019

Sumitomo Mitsui Financial Group, Inc.

4.	Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2013	2014
Cash flows from operating activities:
Income before income taxes and minority interests	¥ 1,064,033	¥ 1,422,694
Depreciation	184,400	201,421
Losses on impairment of fixed assets	4,314	3,348
Amortization of goodwill	25,329	29,033
Gains on negative goodwill	(3)	(1,031)
Gains on step acquisitions	(140)	(1,564)
Equity in gains of affiliates	(5,309)	(10,241)
Net change in reserve for possible loan losses	(45,596)	(191,436)
Net change in reserve for employee bonuses	11,328	8,833
Net change in reserve for executive bonuses	1,162	848
Net change in reserve for employee retirement benefits	(1,572)	—
Net change in net defined benefit asset and liability	—	(9,477)
Net change in reserve for executive retirement benefits	(98)	(423)
Net change in reserve for point service program	(30)	1,036
Net change in reserve for reimbursement of deposits	214	3,662
Net change in reserve for losses on interest repayment	(155,083)	(55,241)
Interest income	(1,707,513)	(1,805,015)
Interest expenses	314,876	320,846
Net gains on securities	(91,432)	(90,773)
Net (gains) losses from money held in trust	1,587	(69)
Net exchange gains	(859,265)	(436,009)
Net losses from disposal of fixed assets	5,480	8,595
Net change in trading assets	508,869	962,762
Net change in trading liabilities	(217,461)	(1,496,425)
Net change in loans and bills discounted	(2,837,157)	(3,514,311)
Net change in deposits	4,601,549	4,804,365
Net change in negotiable certificates of deposit	3,122,529	1,938,016
Net change in borrowed money (excluding subordinated borrowings)	(4,349,415)	1,841,210
Net change in deposits with banks	(2,195,718)	(106,782)
Net change in call loans and bills bought and others	(187,455)	(158,611)
Net change in receivables under securities borrowing transactions	1,045,156	(103,076)
Net change in call money and bills sold and others	1,163,090	728,086
Net change in commercial paper	306,250	325,572
Net change in payables under securities lending transactions	(1,376,894)	897,138
Net change in foreign exchanges (assets)	(912,372)	521,251
Net change in foreign exchanges (liabilities)	33,865	75,411
Net change in lease receivables and investment assets	27,486	(113,452)
Net change in short-term bonds (liabilities)	216,900	18,900
Issuance and redemption of bonds (excluding subordinated bonds)	505,627	648,969
Net change in due to trust account	199,626	53,680
Interest received	1,732,270	1,840,198
Interest paid	(323,687)	(324,535)
Other, net	415,235	466,620

Subtotal	224,976	8,704,024

Income taxes paid	(133,520)	(400,272)

Net cash provided by operating activities	91,455	8,303,752

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2013	2014
Cash flows from investing activities:
Purchases of securities	(52,234,418)	(19,929,619)
Proceeds from sale of securities	46,632,816	26,799,071
Proceeds from maturity of securities	7,224,688	8,130,520
Purchases of money held in trust	(3,791)	(1,010)
Proceeds from sale of money held in trust	3,191	367
Purchases of tangible fixed assets	(291,609)	(465,147)
Proceeds from sale of tangible fixed assets	96,692	160,832
Purchases of intangible fixed assets	(106,291)	(127,664)
Proceeds from sale of intangible fixed assets	212	5
Purchases of stocks of subsidiaries	(7,549)	(825)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(95,721)	(46,678)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	34,916	672

Net cash provided by investing activities	1,253,136	14,520,523

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	33,200	—
Repayment of subordinated borrowings	(93,000)	(32,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	127,263	2,111
Repayment of subordinated bonds and bonds with stock acquisition rights	(561,289)	(349,910)
Dividends paid	(135,202)	(169,983)
Proceeds from contributions paid by minority stockholders	—	1
Repayment to minority stockholders	(12,500)	(452,868)
Dividends paid to minority stockholders	(101,352)	(96,492)
Purchases of treasury stock	(263)	(500)
Proceeds from disposal of treasury stock	23	60,666
Purchases of treasury stock of subsidiaries	(5)	(10)
Proceeds from sale of treasury stock of subsidiaries	178	172

Net cash used in financing activities	(742,948)	(1,038,814)

Effect of exchange rate changes on cash and cash equivalents	11,616	5,583

Net change in cash and cash equivalents	613,260	21,791,044

Cash and cash equivalents at the beginning of the fiscal year	4,588,858	5,202,119
Increase in cash and cash equivalents from newly consolidated subsidiaries	0	—

Cash and cash equivalents at the end of the fiscal year	¥5,202,119	¥26,993,164

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on the assumption as a going concern)

    Not applicable.

(Notes on significant accounting policies for preparing consolidated financial statements)

(1)	Scope of consolidation

(a) Consolidated subsidiaries	324 companies
Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
Sumitomo Mitsui Finance and Leasing Company, Limited
SMBC Nikko Securities Inc.
SMBC Friend Securities Co., Ltd.
Sumitomo Mitsui Card Company, Limited
Cedyna Financial Corporation
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
SMBC Finance Service Co., Ltd.
SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2014 are as follows:

35 companies including SMBC Trust Bank Ltd. were newly included in the scope of consolidation as a result of the acquisition of stocks and for other reasons. 13 companies including Chelsea Capital Corporation were also newly consolidated in accordance with the revision to the Accounting Standard for Consolidated Financial Statements effective March 25, 2011 (ASBJ Statement No. 22) and related rules, which are applied from fiscal years beginning on or after April 1, 2013.

28 companies including PROCENT Inc. were excluded from the scope of consolidation because they ceased to be SMFG’s subsidiaries due to mergers and for other reasons.

19 companies including Ivory Leasing Co., Ltd. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for the lease business.

(b) Unconsolidated subsidiaries
Principal company: SBCS Co., Ltd.

195 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5, Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

Other unconsolidated subsidiaries including SBCS Co., Ltd. are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

(2)	Application of the equity method

(a) Unconsolidated subsidiaries accounted for by the equity method 5 companies
Principal company: SBCS Co., Ltd.

(b) Affiliates accounted for by the equity method 41 companies
Principal companies: Sumitomo Mitsui Auto Service Company, Limited
Daiwa SB Investments Ltd.
PT Bank Tabungan Pensiunan Nasional Tbk

Changes in the equity method affiliates in the fiscal year ended March 31, 2014 are as follows:

7 companies including PT Bank Tabungan Pensiunan Nasional Tbk newly became equity method affiliates due to the acquisition of stocks and for other reasons.

Mobit Co., Ltd. was excluded from the scope of affiliates accounted for by the equity method, because it became a subsidiary as a result of an increase in the ratio of voting rights. 4 companies including Shimizu Sogo Lease Co., Ltd. were also excluded from the scope because they ceased to be SMFG’s affiliates due to mergers and for other reasons.

Toyota Asset Management Co., Ltd. became an equity method affiliate on April 1, 2013 through the acquisition of stocks. However, since it merged with Sumitomo Mitsui Asset Management Company, Limited on the same day, it was excluded from the scope of affiliates.

Sumitomo Mitsui Financial Group, Inc.

(c)	Unconsolidated subsidiaries that are not accounted for by the equity method

195 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

(d)	Affiliates that are not accounted for by the equity method

Principal company:        Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

(3)	The balance sheet dates of consolidated subsidiaries
(a)	The balance sheet dates of the consolidated subsidiaries are as follows:

June 30	5	companies
October 31	3	companies
November 30	3	companies
December 31	130	companies
January 31	25	companies
February 28	4	companies
March 31	154	companies

(b)

The subsidiaries with balance sheets dated June 30 are consolidated using the financial statements as of December 31 or March 31 for the purpose of consolidation. The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. The subsidiaries with balance sheets dated November 30 are consolidated using the financial statements as of March 31. Certain subsidiaries with balance sheets dated December 31 and January 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using them on their respective balance sheet dates.

Appropriate adjustments were made for material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

(4)	Accounting policies
(a)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(b)	Standards for recognition and measurement of securities
(i)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

(ii)	Securities included in money held in trust are carried in the same method as in (a) and (b) (i) above.

(c)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(d)	Depreciation
(i)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings: 7 to 50 years

Others:      2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

Sumitomo Mitsui Financial Group, Inc.

(ii)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

(iii)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle their depreciation period and the salvage is estimated disposal value when the lease period expires.

(iv)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(e)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of SMFG and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥511,043 million.

(f)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(g)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(h)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(i)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(j)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(k)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(l)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

Sumitomo Mitsui Financial Group, Inc.

(m)	Employee retirement benefits

In calculating the projected benefit obligation, the straight-line basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(n)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(o)	Lease transactions
(i)	Recognition of income on finance leases

Interest income is allocated to each period.

(ii)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(iii)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(p)	Hedge accounting
(i)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using “macro hedge,” which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to “Interest income” or “Interest expenses” over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on “macro hedge” (before deducting tax effect) were ¥40 million and ¥14 million, respectively.

(ii)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(iii)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and that are held for the purpose of strategic investment, and accordingly evaluates the effectiveness of such individual hedges.

(iv)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest rate swaps.

Sumitomo Mitsui Financial Group, Inc.

(q)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(r)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purposes of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(s)	Consumption taxes

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(Changes in accounting policies)

(1)	The revision of the Accounting Standard for Consolidated Financial Statements and related rules

(Changes in accounting polices due to application of new or revised accounting standards)

SMFG has adopted the Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, revised on March 25, 2011, the “Accounting Standard”) applicable from fiscal years commencing on or after April 1, 2013. Accordingly, 13 companies including Chelsea Capital Corporation were newly included in the scope of consolidation since the beginning of the fiscal year ended March 31, 2014.

In accordance with the transitional treatment stipulated in Paragraph 44-4 (3) of the Accounting Standard, assets, liabilities and minority interests of those newly consolidated subsidiaries are valued by the appropriate book values reported in the consolidated financial statements at the beginning of the period.

As a result, retained earnings at the beginning of this fiscal year decreased by ¥168 million.

(2)	The Accounting Standard for Retirement Benefits and related guidance

(Changes in accounting polices due to application of new or revised accounting standards)

SMFG has adopted the Accounting Standard for Retirement Benefits (ASBJ Statement No. 26, revised on May 17, 2012, the “Accounting Standard”) and the Guidance on Accounting Standard for Retirement Benefits (ASBJ Guidance No. 25, the “Guidance”) applicable from the fiscal year ended March 31, 2014 (excluding the provisions set out in the main text of Paragraph 35 and Paragraph 67 of the Accounting Standard and the Guidance, respectively). Accordingly, the difference between the projected benefit obligation and plan assets is reported as Net defined benefit asset or Net defined benefit liability from the fiscal year ended March 31, 2014.

In accordance with the transitional treatment stipulated in Paragraph 37 of the Accounting Standard, unrecognized net actuarial gain (loss) and unrecognized prior service cost, after adjusting tax effect, are reported as Remeasurements of defined benefit plans in Accumulated other comprehensive income from the fiscal year ended March 31, 2014.

As a result, ¥119,932 million and ¥45,385 million were recorded as Net defined benefit asset and Net defined benefit liability, respectively. Accumulated other comprehensive income decreased by ¥73,579 million.

The effect of this change on net assets per share is disclosed in (Per share data).

(Unapplied accounting standards)

(1)	Accounting Standard for Retirement Benefits (ASBJ Statement No. 26, revised on May 17, 2012) and related guidance
(a)	Outline

The accounting standard has been revised in light of improving financial reporting and trend toward international convergence, mainly on (i) changes in accounting methods for unrecognized net actuarial gains or loss and unrecognized prior service cost, (ii) enhancement of disclosure items, and (iii) changes in calculation methods for projected benefit obligation and service cost.

(b)	Date of application

SMFG intends to adopt (iii) from the fiscal year beginning on April 1, 2014. The method for attributing the expected benefit to periods of service will be primarily changed from the straight-line basis to the benefit formula basis.

(c)	Effects of adoption of the accounting standard

Effects of adoption of the accounting standard are currently being examined.

(2)	The revision of the Accounting Standard for Business Combinations (ASBJ Statement No. 21, revised on September 13, 2013) and related rules
(a)	Outline

The accounting standard has been revised mainly on (i) the treatment of a change in the parent company’s ownership interest in a subsidiary in the case where the parent company continues to control the subsidiary upon additionally acquiring the shares of the subsidiary or other cases, (ii) the treatment of acquisition cost, (iii) the treatment of the transitional accounting and (iv) the presentation of net income and the change in presentation from minority interests to non-controlling interests.

(b)	Date of application

SMFG intends to adopt (i) to (iii) from the fiscal year beginning on April 1, 2014, and (iv) from the fiscal year beginning on April 1, 2015.

(c)	Effects of adoption of the revised accounting standard

Effects of adoption of the revised accounting standard are not yet determined.

Sumitomo Mitsui Financial Group, Inc.

(Additional information)

Effect of a change in the corporate income tax rate

In accordance with the Act for Partial Revision of the Income Tax Act, etc. (2014 Act No. 10) promulgated on March 31, 2014, the special corporate tax for reconstruction will be abolished from fiscal years beginning on or after April 1, 2014. As a result, net income decreased by ¥10,797 million.

(Notes to consolidated balance sheets)

(1)	Securities included stocks of unconsolidated subsidiaries and affiliates of ¥372,127 million and investments of ¥249 million.

(2)	Japanese government bonds as a sub-account of Securities include ¥28,995 million of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which some consolidated subsidiaries have the right to sell or pledge and the securities which some consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥1,462,265 million of securities are pledged, and ¥2,482,406 million of securities are held in hand as of the consolidated balance sheet date.

(3)	Bankrupt loans and non-accrual loans were ¥39,601 million and ¥877,325 million, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

(4)	Past due loans (3 months or more) totaled ¥14,679 million.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for three months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

(5)	Restructured loans totaled ¥389,089 million.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

(6)	The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was ¥1,320,695 million.

The amounts of loans presented in Notes (3) to (6) above are the amounts before deduction of reserve for possible loan losses.

(7)

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was ¥1,019,215 million.

(8)	Assets pledged as collateral were as follows:

March 31, 2014	Millions of yen
Assets pledged as collateral:
Cash and due from banks	¥ 98,101
Call loans and bills bought	347,681
Monetary claims bought	76,437
Trading assets	2,245,525
Securities	7,431,341
Loans and bills discounted	2,278,931
Lease receivables and investment assets	4,036
Tangible fixed assets	10,411
Other assets (installment account receivables, etc.)	276

March 31, 2014	Millions of yen
Liabilities corresponding to assets pledged as collateral:
Deposits	¥ 29,933
Call money and bills sold	745,000
Payables under repurchase agreements	1,664,002
Payables under securities lending transactions	5,317,793
Trading liabilities	350,379
Borrowed money	3,561,623
Other liabilities	35,014
Acceptances and guarantees	187,730

Sumitomo Mitsui Financial Group, Inc.

In addition, cash and due from banks of ¥11,658 million, trading assets of ¥21,939 million and securities of ¥8,018,590 million were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Other assets include surety deposits of ¥121,613 million, margins of futures markets of ¥22,677 million, collateral money deposited for financial instruments of ¥152,163 million, and other margins of ¥1,362 million.

(9)

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥49,167,754 million and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥38,010,372 million. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

(10)

SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

A certain affiliate also revaluated its own land for business activities in accordance with the Law. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in

Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of

Land” (Cabinet Order No. 119 of March 31, 1998).

(11)	Accumulated depreciation on tangible fixed assets amounted to ¥884,257 million.

(12)	Deferred gain on tangible fixed assets deductible for tax purposes amounted to ¥62,791 million.

(13)	The balance of subordinated debt included in “Borrowed money” was ¥282,449 million.

(14)	The balance of subordinated bonds included in “Bonds” was ¥1,701,431 million.

(15)	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Act) in “Securities” was ¥1,885,300 million.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of income)

(1)	“Other income” included gains on sales of stocks and other securities of ¥108,183 million and investment gains on equity method of ¥10,241 million.

(2)

“Other expenses” included write-off of loans of ¥84,933 million, losses on sale of stocks of ¥8,721 million, losses on devaluation of stocks and other securities of ¥10,218 million, provision for reserve for losses on interest repayment of ¥50,200 million, and losses on sale of past due loans of ¥9,127 million.

(3)	“Other extraordinary gains” represented gains on step acquisitions of ¥1,564 million.

(4)

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2014				Millions of yen
Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Corporate assets	3 items	Land and buildings, etc.	¥146
	Idle assets	38 items		1,836
	Others	1 item		23
Kinki area	Idle assets	37 items	Land and buildings, etc.	965
Others	Corporate assets	1 item	Land and buildings, etc.	37
	Idle assets	10 items		232
	Others	1 item		107

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At SMFG and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

SMBC and other consolidated subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “losses on impairment of fixed assets,” which is included in “Extraordinary losses.” SMBC reduced the carrying amounts of idle assets, and other consolidated subsidiaries reduced the carrying amounts of their branches and idle assets.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of changes in net assets)

(1)	Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2014	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock *1 *2	60,179,376	105,441	13,503,148	46,781,669

Total	60,179,376	105,441	13,503,148	46,781,669

*1	Increase of 105,441 shares in the number of treasury common stock was due to the purchase of fractional shares.
*2	Decrease of 13,503,148 shares in the number of treasury common stock was due to reduction of 5,108 shares through the sale of fractional shares and exercise of stock options, and reduction of 13,498,040 shares through the sale of SMFG shares held by SMBC and other subsidiaries.

(2)	Information on stock acquisition rights

			Number of shares				Millions of yen
March 31, 2014	Detail of stock acquisition rights	Type of shares	Beginning of fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year- end	Balance as of the fiscal year-end
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥1,634
Consolidated subsidiaries	—	—	—	—	—	—	157

Total							¥1,791

(3)	Information on dividends

(a)	Dividends paid in the fiscal year

		Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Cash dividends per share*	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2013	Common stock	¥98,713	¥70	March 31, 2013	June 27, 2013
Meeting of the Board of Directors held on November 12, 2013	Common stock	¥77,556	¥55	September 30, 2013	December 3, 2013
*	Cash dividends per share of ¥70 resolved at the ordinary general meeting of shareholders held on June 27, 2013 includes ¥10 of the commemorative dividend.

(b)	Dividends to be paid in the next fiscal year

		Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2014	Common stock	¥91,656	Retained earnings	¥65	March 31, 2014	June 27, 2014

Sumitomo Mitsui Financial Group, Inc.

(Fair value of financial instruments)

(1)

“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2014 are as follows. The amounts shown in the following table do not include financial instruments (see the next page) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

	Millions of yen
March 31, 2014	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1) Cash and due from banks *1	¥32,980,901	¥32,988,091	¥7,189
2) Call loans and bills bought *1	1,247,326	1,248,436	1,110
3) Receivables under resale agreements	522,860	528,406	5,545
4) Receivables under securities borrowing transactions	3,780,260	3,780,887	627
5) Monetary claims bought *1	3,545,953	3,559,390	13,437
6) Trading assets
Securities classified as trading purposes	3,467,223	3,467,223	—
7) Money held in trust	23,120	23,120	—
8) Securities
Bonds classified as held-to-maturity	4,528,549	4,562,347	33,797
Other securities	21,656,818	21,656,818	—
9) Loans and bills discounted	68,227,688
Reserve for possible loan losses *1	(538,691)

	67,688,996	69,440,340	1,751,343

10) Foreign exchanges *1	1,786,063	1,790,855	4,792
11) Lease receivables and investment assets *1	1,816,624	1,893,207	76,582

Total assets	¥143,044,698	¥144,939,126	¥1,894,428

1) Deposits	94,331,925	94,334,169	2,244
2) Negotiable certificates of deposit	13,713,539	13,716,899	3,359
3) Call money and bills sold	4,112,428	4,112,428	(0)
4) Payables under repurchase agreements	1,710,101	1,710,101	—
5) Payables under securities lending transactions	5,330,974	5,330,974	—
6) Commercial paper	2,374,051	2,374,049	(2)
7) Trading liabilities
Trading securities sold for short sales	1,865,242	1,865,242	—
8) Borrowed money	7,020,841	7,050,354	29,513
9) Foreign exchanges	451,658	451,658	—
10) Short-term bonds	1,145,200	1,145,195	(4)
11) Bonds	5,090,894	5,240,321	149,426
12) Due to trust account	699,329	699,329	—

Total liabilities	¥137,846,188	¥138,030,724	¥184,536

Derivative transactions *2
Hedge accounting not applied	440,101	440,101	—
Hedge accounting applied	[477,513]	[477,513]	—

Total	¥[37,411]	¥[37,411]	¥ —

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

Sumitomo Mitsui Financial Group, Inc.

(2)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

March 31, 2014	Millions of yen
Monetary claims bought
Monetary claims bought without market prices *1	¥5,168
Securities
Unlisted stocks, etc. *2 *4	261,627
Investments in partnerships, etc. *3 *4	333,409

Total	¥600,204

*1	They are beneficiary claims that (a) behave more like equity than debt, (b) do not have market prices, and (c) it is difficult to rationally estimate their values.

*2	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

*3

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.

*4	Unlisted stocks and investments in partnership totaling ¥9,781 million were written-off in the fiscal year ended March 31, 2014.

Sumitomo Mitsui Financial Group, Inc.

(Securities and money held in trust)

(1)	Securities

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit bought classified as “Cash and due from banks” and beneficiary claims on loan trusts classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheet.

(a)	Securities classified as trading purposes

March 31, 2014	Millions of yen
Valuations losses included in the earnings for the fiscal year	¥(14,077)

(b)	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2014		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains	Japanese government bonds	¥4,061,397	¥4,093,197	¥31,800
	Japanese local government bonds	100,697	101,543	845
	Japanese corporate bonds	86,478	87,781	1,303
	Other	500	501	1

	Subtotal	4,249,072	4,283,023	33,950

Bonds with unrealized losses	Japanese government bonds	269,773	269,649	(124)
	Japanese local government bonds	1,883	1,881	(1)
	Japanese corporate bonds	7,820	7,793	(26)
	Other	8,300	8,300	—

	Subtotal	287,777	287,623	(153)

Total		¥4,536,849	¥4,570,647	¥33,797

(c)	Other securities

		Millions of yen
March 31, 2014		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains	Stocks	¥2,578,401	¥1,392,250	¥1,186,150
	Bonds	11,619,291	11,549,452	69,838
	Japanese government bonds	8,875,576	8,852,077	23,499
	Japanese local government bonds	117,529	116,816	713
	Japanese corporate bonds	2,626,184	2,580,558	45,625
	Other	3,743,438	3,475,716	267,722

	Subtotal	17,941,130	16,417,419	1,523,711

Other securities with unrealized losses	Stocks	359,736	414,743	(55,006)
	Bonds	1,278,413	1,282,658	(4,245)
	Japanese government bonds	1,035,648	1,036,692	(1,044)
	Japanese local government bonds	7,017	7,045	(27)
	Japanese corporate bonds	235,747	238,920	(3,173)
	Other	2,686,803	2,746,270	(59,466)

	Subtotal	4,324,953	4,443,672	(118,718)

Total		¥22,266,083	¥20,861,091	¥1,404,992

(Notes)

1.	Net unrealized gains (losses) on other securities shown above include gains of ¥17,031 million that are recognized in the fiscal year’s earnings by applying fair value hedge accounting.
2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows.

March 31, 2014	Millions of yen
Stocks	¥247,357
Other	352,847

Total	¥600,204

These amounts are not included in “(c) Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

(d)	Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

Sumitomo Mitsui Financial Group, Inc.

(e)	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2014	Sales amount	Gains on sales	Losses on sales
Stocks	¥95,368	¥40,211	¥(6,797)
Bonds	16,975,280	14,767	(8,338)
Japanese government bonds	16,603,340	13,195	(7,591)
Japanese local government bonds	139,552	350	(294)
Japanese corporate bonds	232,386	1,220	(453)
Other	9,561,019	93,937	(19,319)

Total	¥26,631,667	¥148,915	¥(34,455)

(f)	Change of classification of securities

There are no corresponding transactions.

(g)	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair value are extremely difficult to determine) are considered as impaired if the fair value of the securities declines materially below the acquisition cost and such decline is not considered to be recoverable. The securities are recognized at fair value on the consolidated balance sheet and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was ¥7,250 million. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/Potentially bankrupt issuers	: Fair value is lower than acquisition cost.
Issuers requiring caution	: Fair value is 30% or more lower than acquisition cost.
Normal issuers	: Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above four categories of issuers.

(2)	Money held in trust

(a)	Money held in trust classified as trading purposes

There are no corresponding transactions.

(b)	Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(c)	Other money held in trust

	Millions of yen
March 31, 2014	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	¥23,120	¥23,120	¥—	¥—	¥—

Sumitomo Mitsui Financial Group, Inc.

(3)	Net unrealized gains on other securities and other money held in trust

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

March 31, 2014	Millions of yen
Net unrealized gains	¥1,388,101
Other securities	1,388,101
Other money held in trust	—
(–) Deferred tax liabilities	404,307

Net unrealized gains on other securities (before following adjustments)	983,793

(–) Minority interests	35,188
(+) SMFG’s interest in net unrealized gains on valuation of other securities held by equity method affiliates	902

Net unrealized gains on other securities	¥949,508

(Notes)

1.	Net unrealized gains on other securities shown above include gains of ¥17,031 million that is recognized in the fiscal year’s earnings by applying fair value hedge accounting.
2.	Net unrealized gains on other securities include foreign currency translation adjustments on non-marketable securities denominated in foreign currencies.

Sumitomo Mitsui Financial Group, Inc.

(Employee retirement benefits)

(1)	Outline of employee retirement benefits

Consolidated subsidiaries of SMFG have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance plans which do not use such trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

(2)	Contributory defined benefit pension plan

(a)	Reconciliation of the projected benefit obligation and plan assets to net defined benefit liability and net defined benefit asset reported on the consolidated balance sheet

March 31, 2014	Millions of yen
Funded projected benefit obligation	¥ (1,055,829)
Plan assets	1,163,834

108,004
Unfunded projected benefit obligation	(33,457)

Net of liability and asset reported on the consolidated balance sheet	¥ 74,547

March 31, 2014	Millions of yen
Net defined benefit asset	¥ 119,932
Net defined benefit liability	(45,385)

Net of liability and asset reported on the consolidated balance sheet	¥ 74,547

(b)	Pension expenses

Year ended March 31, 2014	Millions of yen
Service cost	¥ 30,713
Interest cost on projected benefit obligation	17,115
Expected return on plan assets	(31,068)
Amortization of unrecognized net actuarial gain or loss	36,294
Amortization of unrecognized prior service cost	(182)
Other (nonrecurring additional retirement allowance paid and other)	1,325

Pension expenses	¥ 54,197

(Note)

Pension expenses recorded by the consolidated subsidiaries which adopt the simplified method in calculating the projected benefit obligation are generally included in “Service cost.”

(c)	Remeasurements of defined benefit plans

The breakdown of remeasurements of defined benefit plans (before deducting tax effect) is as shown below.

March 31, 2014	Millions of yen
Unrecognized prior service cost	¥ (1,146)
Unrecognized net actuarial gain or loss	116,198

Total	¥ 115,051

(d)	Actuarial assumptions

Year ended March 31, 2014
Discount rate	Domestic consolidated subsidiaries	0.4% - 2.0%
	Overseas consolidated subsidiaries	3.5% - 11.3%
Expected rate of return on plan assets	Domestic consolidated subsidiaries	0% - 4.0%
	Overseas consolidated subsidiaries	4.3% - 10.5%

(3)	Defined-contribution pension plans

The amount required to be contributed by the consolidated subsidiaries is ¥5,936 million.

Sumitomo Mitsui Financial Group, Inc.

(Segment information)

(1)	Information on profit and loss amount by reportable segment

	Millions of yen
	Commercial banking
	SMBC
Fiscal year ended March 31, 2014	Consumer banking unit	Middle market banking unit	Corporate banking unit	International banking unit	Treasury unit	Head office account	Sub-total	Others	Total
Gross profit	¥338,957	¥399,345	¥225,627	¥295,984	¥325,522	¥(27,250)	¥1,558,184	¥248,205	¥1,806,389
Interest income	281,725	221,046	141,934	174,587	225,207	20,407	1,064,906	171,145	1,236,052
Non-interest income	57,232	178,299	83,693	121,397	100,315	(47,658)	493,277	77,060	570,337

Expenses	(284,660)	(219,057)	(40,295)	(89,344)	(22,969)	(89,420)	(745,745)	(155,576)	(901,321)

Other profit or loss	—	—	—	—	—	—	—	13,913	13,913

Consolidated net business profit	¥54,297	¥180,288	¥185,332	¥206,640	¥302,553	¥(116,671)	¥812,438	¥106,542	¥918,981

	Millions of yen
	Leasing			Securities
Fiscal year ended March 31, 2014	Sumitomo Mitsui Finance and Leasing Company, Limited	Others	Total	SMBC Nikko Securities Inc.	SMBC Friend Securities Co., Ltd.	Others	Total
Gross profit	¥127,861	¥9,443	¥137,304	¥319,682	¥58,153	¥19,922	¥397,758
Interest income	29,088	6,186	35,274	1,431	1,329	(118)	2,642
Non-interest income	98,773	3,256	102,029	318,250	56,823	20,040	395,115

Expenses	(54,787)	83	(54,704)	(221,800)	(42,426)	(14,378)	(278,605)

Other profit or loss	4,218	4,047	8,266	(693)	(379)	412	(660)

Consolidated net business profit	¥77,292	¥13,574	¥90,866	¥97,188	¥15,347	¥5,956	¥118,492

	Millions of yen
	Consumer finance
Fiscal year ended March 31, 2014	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	SMBC Consumer Finance Co., Ltd.	Others	Total	Other business	Grand total
Gross profit	¥189,932	¥154,633	¥181,806	¥23,596	¥549,968	¥18,099	¥2,909,520
Interest income	13,917	27,208	124,366	1,016	166,509	53,324	1,493,803
Non-interest income	176,014	127,424	57,439	22,580	383,459	(35,225)	1,415,716

Expenses	(139,625)	(116,466)	(75,453)	(14,658)	(346,204)	71,580	(1,509,254)

Other profit or loss	(6,582)	(26,879)	(79,814)	5,604	(107,671)	(71,749)	(157,901)

Consolidated net business profit	¥43,724	¥11,287	¥26,538	¥14,542	¥96,092	¥17,930	¥1,242,363

(Notes)

1.

Consolidated net business profit = SMBC’s non-consolidated banking profit + SMFG’s non-consolidated ordinary profit + Other subsidiaries’ ordinary profit (excluding nonrecurring factors) + Equity method affiliates’ ordinary profit X Ownership ratio – Internal transactions (dividends, etc.)

2.	Other profit or loss = Non-operating profit or loss of consolidated subsidiaries except SMBC + Equity method affiliates’ ordinary profit X Ownership ratio, etc.
3.

Consolidated net business profit represents Consolidated operating profit of each company for Sumitomo Mitsui Finance and Leasing Company, Limited and SMBC Consumer Finance Co., Ltd., and Consolidated net business profit represents Operating profit of each company for SMBC Nikko Securities Inc., SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation.

4.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

(2)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2014	Millions of yen
Consolidated net business profit	¥1,242,363
Total credit cost for SMBC	123,920
Gains on stocks of SMBC	106,410
Amortization of unrecognized retirement benefit obligation of SMBC	(33,163)
Ordinary profit of consolidated subsidiaries other than reportable segment	82,614
Amortization of goodwill other than reportable segment	(21,848)
Adjustment of profit or loss of equity method affiliates	(6,527)
Others	(61,438)

Ordinary profit on consolidated statements of income	¥1,432,332

(Notes)

1.	Total credit cost = Write-off of loans + Losses on sales of delinquent loans – Gains on reversal of reserve for possible loan losses – Recoveries of written-off claims
2.	Gains on stocks = Gains on sale of stocks – Losses on sale of stocks – Losses on devaluation of stocks
3.	Adjustment of profit or loss of equity method affiliates = Equity method affiliates’ net income X Ownership ratio – Equity method affiliates’ ordinary profit X Ownership ratio

Sumitomo Mitsui Financial Group, Inc.

(Business combination)

There is no significant business combination to be disclosed.

(Per share data)

As of and year ended March 31, 2014	Yen
Net assets per share	¥5,323.87
Net income per share	611.45
Net income per share (diluted)	611.14

(Notes)

1. Net income per share and net income per share (diluted) are calculated based on the followings:

Year ended March 31, 2014	Millions of yen, except number of shares
Net income per share
Net income	¥835,357
Amount not to attributable to common stockholders	—
Net income attributable to common stock	835,357
Average number of common stock during the fiscal year (in thousands)	1,366,186

Net income per share (diluted)
Adjustment for net income	(0)
Adjustment of dilutive shares issued by subsidiaries	(0)
Increase in number of common stock (in thousands)	698
Stock acquisition rights (in thousands)	698
Outline of dilutive shares which were not included in the calculation of “Net income per share (diluted)” for the fiscal year ended March 31, 2014 because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2014	Millions of yen, except number of shares
Net assets	¥9,005,019
Amount excluded from Net assets	1,725,832
Stock acquisition rights	1,791
Minority interests	1,724,041
Net assets attributable to common stock at the fiscal year-end	7,279,186
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,367,273

(Changes in accounting policies)

SMFG has adopted the Accounting Standard for Retirement Benefits (ASBJ Statement No. 26, issued on May 17, 2012, the “Accounting Standard”) and the Guidance on Accounting Standard for Retirement Benefits (ASBJ Guidance No. 25, the “Guidance”) applicable from the fiscal year ended March 31, 2014 (excluding the provisions set out in the main text of Paragraph 35 and Paragraph 67 of the Accounting Standard and the Guidance, respectively). Accordingly, the difference between the projected benefit obligation and plan assets is reported as either Net defined benefit asset or Net defined benefit liability from the fiscal year ended March 31, 2014.

In accordance with the transitional treatment stipulated in Paragraph 37 of the Accounting Standard, unrecognized net actuarial gain (loss) and unrecognized prior service cost, after adjusting tax effect, are reported as Remeasurements of defined benefit plans in Accumulated other comprehensive income from the fiscal year ended March 31, 2014.

As a result, net assets per share as of March 31, 2014 decreased by ¥ 53.81.

(Significant subsequent events)

There are no significant subsequent events to be disclosed.

Sumitomo Mitsui Financial Group, Inc.

V. Non-consolidated financial statements

1. Non-consolidated balance sheets

	Millions of yen
March 31,	2013	2014
Assets:
Current assets
Cash and due from banks	¥76,692	¥79,901
Prepaid expenses	29	31
Accrued income	15	51
Accrued income tax refunds	33,100	42,244
Other current assets	1,452	1,814

Total current assets	111,290	124,042

Fixed assets
Tangible fixed assets
Buildings	0	0
Equipment	2	1

Total tangible fixed assets	2	1

Intangible fixed assets
Software	83	267

Total intangible fixed assets	83	267

Investments and other assets
Investments in subsidiaries and affiliates	6,155,487	6,155,487

Total investments and other assets	6,155,487	6,155,487

Total fixed assets	6,155,573	6,155,756

Total assets	¥6,266,864	¥6,279,799

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030
Accounts payable	939	916
Accrued expenses	3,102	3,275
Income taxes payable	15	17
Business office taxes payable	7	7
Reserve for employee bonuses	133	157
Reserve for executive bonuses	97	98
Other current liabilities	634	630

Total current liabilities	1,232,959	1,233,133

Fixed liabilities
Bonds	392,900	392,900

Total fixed liabilities	392,900	392,900

Total liabilities	1,625,859	1,626,033

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	24,343	24,347

Total capital surplus	1,583,717	1,583,721

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	699,913	712,661

Total retained earnings	730,333	743,081

Treasury stock	(12,082)	(12,566)

Total stockholders’ equity	4,639,865	4,652,131

Stock acquisition rights	1,140	1,634

Total net assets	4,641,005	4,653,766

Total liabilities and net assets	¥6,266,864	¥6,279,799

Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated statements of income

	Millions of yen
Year ended March 31,	2013	2014
Operating income:
Dividends on investments in subsidiaries and affiliates	¥165,441	¥206,833
Fees and commissions received from subsidiaries	14,119	13,476

Total operating income	179,560	220,309

Operating expenses:
General and administrative expenses	7,873	8,788
Interest on bonds	16,468	16,468

Total operating expenses	24,341	25,256

Operating profit	155,219	195,052

Non-operating income:
Interest income on deposits	83	57
Fees and commissions income	3	5
Other non-operating income	57	78

Total non-operating income	144	141

Non-operating expenses:
Interest on borrowings	7,362	6,170
Fees and commissions payments	15	2
Other non-operating expenses	0	—

Total non-operating expenses	7,378	6,172

Ordinary profit	147,985	189,021

Income before income taxes	147,985	189,021

Income taxes-current	3	3

Income taxes	3	3

Net income	¥147,981	¥189,018

Sumitomo Mitsui Financial Group, Inc.

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital Stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings
Year ended March 31, 2013					Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥63,592	¥1,622,966	¥30,420	¥690,676	¥721,096
Changes in the fiscal year Cash dividends						(138,743)	(138,743)
Net income						147,981	147,981
Purchase of treasury stock
Disposal of treasury stock			(39,249)	(39,249)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	(39,249)	(39,249)	—	9,237	9,237

Balance at the end of the fiscal year	¥2,337,895	¥1,559,374	¥24,343	¥1,583,717	¥30,420	¥699,913	¥730,333

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2013	Treasury stock	Total
Balance at the beginning of the fiscal year	¥(154,926)	¥4,527,031	¥598	¥4,527,629
Changes in the fiscal year Cash dividends		(138,743)		(138,743)
Net income		147,981		147,981
Purchase of treasury stock	(263)	(263)		(263)
Disposal of treasury stock	143,107	103,858		103,858
Net changes in items other than stockholders’ equity in the fiscal year			542	542

Net changes in the fiscal year	142,844	112,833	542	113,375

Balance at the end of the fiscal year	¥(12,082)	¥4,639,865	¥1,140	¥4,641,005

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
Year ended March 31, 2014					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥24,343	¥1,583,717	¥30,420	¥699,913	¥730,333
Changes in the fiscal year
Cash dividends						(176,270)	(176,270)
Net income						189,018	189,018
Purchase of treasury stock
Disposal of treasury stock			3	3
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	3	3	—	12,747	12,747

Balance at the end of the fiscal year	¥2,337,895	¥1,559,374	¥24,347	¥1,583,721	¥30,420	¥712,661	¥743,081

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2014	Treasury stock	Total
Balance at the beginning of the fiscal year	¥(12,082)	¥4,639,865	¥1,140	¥4,641,005
Changes in the fiscal year
Cash dividends		(176,270)		(176,270)
Net income		189,018		189,018
Purchase of treasury stock	(500)	(500)		(500)
Disposal of treasury stock	16	19		19
Net changes in items other than stockholders’ equity in the fiscal year			494	494

Net changes in the fiscal year	(484)	12,266	494	12,760

Balance at the end of the fiscal year	¥(12,566)	¥4,652,131	¥1,634	¥4,653,766